UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Yes   ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Yes   ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

We attach a press release informing of the following changes approved in the Executive Committee of the BBVA Group: Mr. Juan Asúa Madariaga takes charge of the “Corporate and Investment Banking” area, in substitution of Mr. Jose Barreiro, who leaves his executive responsibilities in the Group, and Mr. Jaime Saénz de Tejada joins the Executive Committee, as head of the area “Spain and Portugal”.

Madrid, May 16, 2012

05.16.2012

José Barreiro steps down as head of Corporate & Investment Banking (CIB)

Changes at BBVA’s Management Committee:

Juan Asúa will be head of CIB and

Jaime Sáenz de Tejada will lead Spain & Portugal

•	The changes ensure continuity of the management model at the Spain & Portugal unit and at CIB.

•

José Barreiro is stepping down from his executive functions at BBVA for personal reasons although he will maintain links with the Group. Juan Asúa will take over as head of Corporate & Investment Banking. Jaime Sáenz de Tejada, who is currently head of business development in Spain, will fill Mr. Asúa’s previous position as head of Spain & Portugal and will join the management committee.

•

BBVA chairman Francisco González said: “I have accepted José’s decision with regret. In my opinion his work at CIB has been extraordinary and I am happy to know he will continue his ties to the Group as a consultant and a representative. Furthermore I am convinced Juan and Jaime will ensure continuity of the franchise management model.”

BBVA is ensuring continuity of its management model following the appointment of Juan Asúa as the new head of Corporate & Investment Banking (CIB) and Jaime Sáenz de Tejada as the new head of Spain & Portugal and a member of the management committee. Mr. Barreiro, who until now was in charge of the group’s wholesale banking businesses (CIB), has decided to step down for personal reasons and will also give up his seat on the bank’s management committee. He will remain linked to BBVA as a consultant, adviser and representative.

Mr. Barreiro leaves the CIB division as a business unit that employs more than 4,000 people and that generated net income of €1.12 billion in 2011. The unit is a significant contributor to the Group’s development in its role as a strategic supplier of products for other networks.

BBVA president and chief operating officer Ángel Cano said he saw Mr. Barreiro’s work as “essential” in understanding the Group’s development. He also pointed to Juan Asúa’s vision and performance during the last five years as head of the Spanish business. Mr. Asúa is replacing Mr. Barreiro as CIB head.

05.16.2012

Mr. Cano highlighted the importance of Mr. Asúa’s management in Spain during the most important moments of the crisis. He said, “Both Juan Asúa and Jaime Sáenz de Tejada did an excellent job at a very critical time. Having both on the management committee will guarantee the quality and continuity of the management model.”

Juan Asúa (49) has been head of Spain & Portugal for the last five years. Prior to that, he was head of global corporate banking and capital markets. Earlier still he was in charge of corporate & business banking and a member of the management committee since 2006. He takes over as head of Corporate & Investment Banking.

Jaime Sáenz de Tejada (44) was until now head of business development for Spain & Portugal. Prior to that he was a regional manager in Spain, head of BBVA Banco Continental in Peru, manager of BBVA’s New York branch and manager of corporate and investment banking in the Americas as well as other appointments. He now takes over as head of Spain & Portugal and will join BBVA’s management committee.

Contact details:

Corporate Communications

Tel: (+34) 91 537 58 58

BZA00104@grupobbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com/TLBB/tlbb/bbvair/ing/index.jsp

For more BBVA news visit: http://press.bbva.com/

05.16.2012

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. BBVA ranks among the leading euro zone banks in terms of ROE and efficiency. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 18, 2012	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer